Exhibit 99.1

Jumei Announces Receipt of Withdrawal of Buyer Group's Going Private Proposal

BEIJING, November 27, 2017 -- Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today announced that the special committee of the Company's board of directors (the "Board") received a letter dated November 27, 2017 from Mr. Leo Ou Chen, Founder, Chairman of the Board of Directors and CEO of the Company, Mr. Yusen Dai, Sequoia Capital China II L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II, L.P. (together, the "Buyer Group"), stating that the Buyer Group would withdraw its prior non-binding going private proposal dated February 17, 2016, with immediate effect.

About Jumei International Holding Limited

Jumei (NYSE:JMEI) is China’s leading online retailer of beauty products. Jumei’s internet platform is a trusted destination for consumers to discover and purchase branded beauty products, baby, children and maternity products, light luxury products, health supplements and other products through the Company’s jumei.com and jumeiglobal.com websites and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales. More information about Jumei can be found at http://ir.jumei.com.

For investor and media inquiries, please contact:

Jumei International Holding Limited
Ms. Cindy Cao
Senior Reporting Manager
Phone: +86-10-5676-6824
Email: chunyanc@jumei.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
Email: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com